As filed with the Securities and Exchange Commission on October 22, 2003
                                      Registration No. 333- _______________
===========================================================================
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549
                            __________________________
                                     FORM S-3
                              REGISTRATION STATEMENT
                                       Under
                            THE SECURITIES ACT OF 1933
                            __________________________

                            AQUACELL TECHNOLOGIES, INC.
                (Exact name of registrant as specified in charter)

          Delaware                    3590                   33-0750453
      ----------------      -------------------------     ----------------
      (State or other           (Primary Standard         (I.R.S. Employer
      jurisdiction of       Industrial Classification      Identification
       incorporation               Code Number)                Number)
      or organization)

                             10410 Trademark Street
                           Rancho Cucamonga, CA 91730
                                 (909) 987-0456
                        (Address, including zip code, and
                        telephone number, including area
                         code, of registrant's principal
                               executive offices)

                                 James C. Witham
                             Chief Executive Officer
                             10410 Trademark Street
                           Rancho Cucamonga, CA 91730
                                 (909) 987-0456
                          (Name, address, including zip
                           code, and telephone number,
                    including area code, of agent for service)

                                   Copies to:

                              Harold W. Paul, Esq.
                               Harold W. Paul, LLC
                               1465 Post Road East
                               Westport, CT 06880
                                 (203) 256-8005

   Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective and from time to time thereafter as determined by market conditions.
   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]
   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
   If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
  If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box. [ ]

                      CALCULATION OF REGISTRATION FEE
===========================================================================
                                          Proposed     Proposed    Amount
 Title of Each Class of   Amount to Be    Maximum      Maximum       of
    Securities to Be       Registered     Offering    Aggregate   Registra-
       Registered                          Price       Offering   tion Fee
                                         Per Share(2)  Price(2)
---------------------------------------------------------------------------
Common Stock, par value
$.001 per share (1).... 8,867,006 shares    $8.25    $22,634,040  $1,831.09
===========================================================================
(1) Includes 5,833,638 shares of common stock issuable upon exercise of warrants and 1,185,000 shares of common stock issuable upon conversion of Series A preferred stock.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low trading price for the common stock on American Stock Exchange on October 15, 2003 with respect to common stock and pursuant to Rule 457(i) with respect to common stock underlying warrants.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.
===========================================================================

PROSPECTUS
__________

                              Subject to Completion
                 Preliminary Prospectus dated October ___, 2003.

                                8,837,006 Shares

                          [AquaCell Technologies, Inc.]
                                 [Company Logo]


                                  Common Stock


  The selling stockholders identified in this prospectus may offer from time to time an aggregate of up to 8,867,006 shares of AquaCell Technologies, Inc.'s common stock, including 5,833,638 shares underlying common stock purchase warrants. We will not receive any of the proceeds from the sale of shares. We may receive funds of up to $14,898,952 upon the exercise of up to 5,833,638 common stock purchase warrants exercisable at various prices.

  The selling stockholders may offer their shares through public or private transactions, on or off the American Stock Exchange, at prevailing market prices or at privately negotiated prices.

   Our  common stock trades on the American Stock Exchange under the symbol
"AQA".   On  October 15, 2003, the last reported sale price of  our  common stock on the American Stock Exchange was $2.55 per share.

   Investing in our common stock involves risks which are described in the "Risk Factors" section beginning on page 6 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

             The date of this prospectus is _________ ___, 2003.


  The information in this prospectus is not complete and may be changed. We have filed a registration statement relating to these shares with the Securities and Exchange Commission. We cannot sell these shares until the registration statement becomes effective. This prospectus is not an offer to sell these receipts and we are not soliciting offers to buy these shares in any state where such offer or sale is not permitted.

                           TABLE OF CONTENTS

                                                                 Page

Special Note Regarding Forward-looking Statements .................3
Where You Can Find More Information ...............................3
Incorporation of Information We File with the SEC .................4
The Company .......................................................5
Risk Factors ......................................................6
Use of Proceeds ...................................................9
Dividend Policy ...................................................9
Selling Stockholders ..............................................9
Plan of Distribution .............................................12
Description of Capital Stock .....................................12
Legal Matters ....................................................14
Experts ..........................................................14

                          ___________________

      "Purific" and "Never Change Another Bottle" are our trademarks. All other trademarks or service marks appearing in this prospectus are trademarks and service marks of the respective companies that use them.

     You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell our common stock in any jurisdiction except where the offer or sale is permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front cover of this prospectus or the date of such other documents.

           SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     When used in this prospectus and in future filings by the Company with the Commission, statements identified by the words "believe", "positioned", "estimate", "project", "target", "continue", "will", "intend", "expect", "future", "anticipates", and similar expressions express management's present belief, expectations or intentions regarding the Company's future performance within the meaning of the Private Securities Litigation Reform Act of 1995. Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. The Company has no obligations to publicly release the result of any revisions which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.


                  WHERE YOU CAN FIND MORE INFORMATION

      We are a public company and file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov. In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

      We have filed a registration statement on Form S-3 with the SEC covering the common stock offered by this prospectus. We refer you to this registration statement and its exhibits for additional information about us and our common stock. Copies of the registration statement may be obtained at the above referenced SEC offices or on the SEC's web site at www.sec.gov. Our internet address is www.aquacell.com.

           INCORPORATION OF INFORMATION WE FILE WITH THE SEC

      The SEC allows us to incorporate by reference the information we file with them, which means:

     .   Incorporated  documents  are considered part of the
         prospectus,
     . We can disclose important information to you by referring you to those documents, and
     . Information that we file with the SEC will automatically update and supersede this prospectus.

     We incorporate by reference the documents listed below which were filed with the SEC under the Securities Exchange Act of 1934 (the "Exchange Act"):

     . Annual Report on Form 10-KSB for the fiscal year ended June 30, 2003.

      We also incorporate by reference each of the following documents that we will file with the SEC after the date of this prospectus but before all the common stock offered by this prospectus has been sold:

     . Reports filed under Sections 13(a) and (c) of the Exchange Act,
     . Definitive proxy or information statements filed under Section 14 of the Exchange Act in connection with any subsequent stockholders' meeting, and
     . Any reports filed under the Section 15(d) of the Exchange Act.

      You may request a copy of any filings referred to above (excluding exhibits), at no cost, by contacting us at the following address:

          AquaCell Technologies, Inc.
          Attention: Karen B. Laustsen
          10410 Trademark Street
          Rancho Cucamonga, CA 91730
          (909) 987-0456

                              THE COMPANY

      AquaCell Technologies, Inc. (the "Company") is engaged in the manufacture and sale of products for water filtration and purification through our operating subsidiaries, Global Water-Aquacell, Inc. and Water Science Technologies, Inc. (WST). Our products address various water treatment applications for industrial, commercial, institutional and residential purposes. These applications range from providing purified drinking water- through our point-of-use patented self-filling Purific(R) Water Cooler and production of water bottling plant equipment- to equipment for processing water for ultra-pure purposes, such as micro-chip and pharmaceutical manufacturing. The Company was incorporated in Delaware on March 19, 1997.

      Our flagship product is our patented five-gallon self-refilling bottle Purific water cooler, manufactured by our Global Water-Aquacell subsidiary. We manufacture five different models of Purific water coolers with varying complexity of filtration systems, designed to meet the needs of the customers to which they are sold. The various filtration systems available on our cooler contain different combinations of systems, which utilize sediment filters, reverse osmosis, carbon block, multi-media filters and ultra-violet light. We replace traditional five-gallon bottle water coolers with a permanently installed convenient alternative where the bottle never needs changing and water bottles no longer need to be delivered, stored or replaced. In addition, we replace water fountains where users tend to have greater concerns as to sanitation and water quality.

       We recently announced a successful product test that was funded by a Fortune 100 company on our Purific water cooler. The results of this test confirmed the competitive advantages of the Purific system, particularly for the residential market, the fastest growing segment of the bottled water industry.

      We sell our Purific coolers directly to corporations with an emphasis on Fortune 500 headquarter locations and to the US Government under a General Services Administration contract, and indirectly through marketing partners. Additionally, we have an arrangement with Roto-Rooter Plumbers for the installation and sales of our Purific coolers. We intend to maintain a small in-house sales force and rely on our marketing partners for most of our sales.


Corporate Information
---------------------

      Our principal executive offices are located at 10410 Trademark Street, Rancho Cucamonga, CA 91730 and our telephone number is (909) 987-0456. Our website can be accessed at www.aquacell.com. The reference to our website address does not constitute incorporation by reference of the information contained at the website.

                             RISK FACTORS

      Before you invest in our common stock, you should be aware that there are risks, including those described below which may affect our business, financial condition or results of operations. You should consider carefully these risk factors together with all of the other information included in this memorandum before you decide to purchase shares of our common stock.

Risks Relating to Our Business
------------------------------

We have incurred substantial operating losses and an accumulated deficit. We expect to continue to have operating losses and a growing accumulated deficit in the future.

      Our business operations have generated operating losses since inception of the business in 1997. For the year ended June 30, 2003, our business operations generated operating losses of $3,434,000. We had an accumulated deficit of $12,909,000 at June 30, 2003. We expect to continue to generate net operating losses while we continue to expand our marketing efforts. We can give no assurance that we will obtain a customer base sufficient to support the costs of our operations.

      We cannot assure you that we will become profitable or that our cash flow will become positive at any time in the foreseeable future, or at all, or that we will generate sufficient cash flow from product sales to liquidate liabilities as they become due. In the event that we are unable to liquidate our liabilities, we may delay or eliminate some expenditures and we may scale back our planned operations. Accordingly, we expect to need additional funds to meet our planned obligations, and we will seek to raise such amounts through a variety of options, including future cash from operations, borrowings and proceeds from equity financings. Additional funding may not be available when needed or on terms acceptable to us, which could have a material adverse effect on our business, financial condition and results of operations. In addition, if we raise additional funds through the issuance of equity, equity-linked or debt securities, those securities may have rights, preferences or privileges senior to those of the rights of our common stock and our stockholders may experience additional dilution.

Our Purific Water Cooler is new and may not be accepted by our target market.

      Our primary product is based upon a permanently attached plastic bottle with a filtration system. Municipal water passes through the filter to keep the bottle filled. This is a different approach from the conventional replaceable five gallon bottle. Our target customers may not be willing to use our approach which would significantly hinder our growth potential and would negatively affect our business.

We are dependent on our marketing partners to distribute our products.

      We maintain a small in-house sales force and rely primarily on our marketing partners to distribute our products, none of whom are required to meet specific performance goals or commit specific resources to the marketing of our products. The failure of these marketing partners to act effectively on our behalf will have a material adverse effect on the future performance of our business.

The market for bottled water is highly competitive and we compete with large, well established companies. If we are unable to compete effectively, the demand for, or prices of, our products may be reduced.

      The bottled water market is intensely competitive. We may not be able to compete successfully against current or potential competitors and our failure to do so could seriously harm our business, operating results and financial condition.

      We compete directly with large, well-established companies such as Nestle (Perrier), Danone (Evian) and Culligan. These and many of our current and potential competitors have significantly greater financial, selling and marketing, technical, manufacturing and other resources than we have. As a result, these competitors may be able to devote greater resources toward the development, promotion, sale and support of their products than we can. These companies may introduce additional products that compete with ours or enter into strategic relationships to offer complete solutions which we do not currently offer.

      In addition, we recently introduced our Purific Water Cooler to the market and we have not had enough experience selling the product to fully assess its competitiveness. If we find that our new products are not competitive, our business could be materially harmed.

We depend on key personnel and could be materially adversely affected if we do not retain those personnel.

      Our operations will depend on the efforts of our executive officers, in particular James C. Witham, our Chairman and Chief
Executive Officer, and Karen B. Laustsen, our President, Chief Operating Officer and Secretary. Should we be unable to retain any of our executive officers, our business and prospects could be materially adversely affected. We have entered into five year employment agreements with Mr. Witham and Ms. Laustsen that expire in February, 2006. Our business or prospects could be materially adversely affected if any of these senior management personnel do not continue in their management roles and if we are unable to attract and retain qualified replacements and additional members of management. We have secured a $1,000,000 key man life insurance policy on Mr. Witham that expires in February, 2004.

We could be adversely affected if we do not effectively manage growth.

     If we successfully implement our business strategy, the resulting growth will place significant demands on our management and internal controls. There can be no assurance that management will effectively be able to direct us through a period of significant growth. In particular, the pursuit of our business strategy will place a significant strain on our managerial, operational and financial resources. We will need to improve our financial and management controls, reporting systems and procedures. We will also need to expand, train and manage our work force and manage multiple relationships with various suppliers, strategic partners and other third parties. We will need to continually expand and upgrade our systems and ensure continued high levels of service, speedy operation and reliability. If we do not effectively manage such growth, our business, results of operations and financial condition will be materially adversely affected.

Our   quarterly  results  may  fluctuate  and  could  fall  below  the expectations of securities analysts and investors.

      We may experience quarterly fluctuations in operating results. Accordingly, results for any one quarter will not necessarily be indicative of the results to be expected for any other quarter or for any year, and comparable sales for any particular future period may decrease. In the future, results of operations may fall below the expectations of public market analysts and investors. In that event, the price of our common stock would likely decrease. Quarterly sales and operating results will depend in part on the volume and timing of orders received and performed within the quarter, which are difficult to forecast. Any significant delay or cancellation of an order could have a material adverse effect on our operations in any particular period. As a result, our operating results could prove to be volatile and this could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Offering
------------------------------

Exercise of our outstanding warrants and options and the conversion of our preferred shares may affect the price of our common stock.

     As of October 9, 2003, there were outstanding options to purchase 481,000 shares of common stock, outstanding warrants to purchase 5,833,638 shares of common stock and 1,185,000 outstanding convertible preferred shares. The exercise of the outstanding stock options and warrants and the conversion of preferred shares will dilute the percentage ownership of our stockholders. Any sales in the public market of shares of our common stock underlying the stock options, warrants and preferred shares may adversely affect prevailing market prices for our common stock.

We do not intend to pay cash dividends on our common stock in the future.

      We have never paid cash dividends on our common stock and do not anticipate that any cash dividends will be declared or paid on our common stock in the foreseeable future. We presently intend to retain future earnings, if any, to finance the expansion and growth of our business. Payment of future dividends on our common stock, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

We may issue additional shares of stock without your approval, including shares of other series of preferred stock with superior liquidation and other rights that may adversely affect your rights.

       Our  certificate  of  incorporation  authorizes  our  board  of directors,  without any action by our stockholders,  to  issue  up  to
10,000,000 shares of "blank check" preferred stock in one or more series on terms that our board of directors may determine at the time of issuance including 1,870,000 Series "A" preferred shares already designated. In certain instances, a series of preferred stock could include voting rights, preferences as to dividends and liquidation, conversion and redemption rights senior to the Series A preferred stock, and in all instances, senior to our common stock. The future issuance of preferred stock could effectively diminish or supersede the dividends and liquidation preferences of the Series A preferred stock and adversely affect our common stock.

We may not satisfy the Amex listing standard and if we fai l to do so, our common stock is subject to delisting.

     The Company may not satisfy the Amex' maintenance requirements in the future and as a result may have its common stock de-listed from the Amex. If the Company fails to maintain its Amex listing, the ability of stockholders to trade their stock in an efficient market would be decreased.

                            USE OF PROCEEDS

      All of the net proceeds from the sale of the common stock of AquaCell covered by this prospectus will go to the stockholders who offer and sell their shares. Accordingly, we will not receive any of the proceeds from the sales of the common stock. AquaCell receives funds only upon sales from warrant conversions and not from the sale of the shares offered by the selling stockholders. The warrants held by the selling stockholders are exercisable at various prices. If all warrants are exercised, AquaCell will receive proceeds of $14,898,952 (including underwriters warrants issued by the Company in February, 2001) which would be used for general corporate purposes.


                            DIVIDEND POLICY

      We have never declared or paid any cash dividends on our common stock and we currently expect to retain future earnings, if any, to support operations and to finance the growth and development of our business. Consequently, we do not anticipate paying cash dividends on our common stock in the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

      The outstanding Series A preferred stock pays an 8% annual dividend, payable in cash in quarterly installments until such time as the preferred shares are converted into common shares.


                         SELLING STOCKHOLDERS

      Pursuant to subscription agreements in a series of private placements completed on or about and between April and September, 2003, we agreed to register the shares issuable upon conversion of series "A" preferred shares and upon exercise of warrants held by these stockholders. Additionally, we have agreed to register shares underlying other warrants issued from time to time by the Company and certain common shares issued in March, 2002 to creditors of our acquired subsidiary. We have agreed to keep the registration statement effective for two years, or until all of the registered shares are sold, whichever comes first. Our registration of the common stock held by the selling stockholders and the shares issuable upon exercise of warrants held by the selling stockholders does not necessarily mean that the selling stockholders will sell all or any of their shares.

      The prospectus covers the offer and sale by each selling stockholder of common stock owned by the selling stockholder. Set forth below are (i) the names of each selling stockholder, (ii) the nature of any position, office or other material relationship that the selling stockholder has had within the past three years with us, (iii) the number of shares of common stock and (if one percent or more) the percentage of common stock beneficially owned as of October 9, 2003 by each selling stockholder to the Company's best knowledge, (iv) the number of shares that may be offered and sold by or on behalf of each selling stockholder hereunder, and (v) the amount and (if one percent or more) the percentage of common stock to be owned by each selling stockholder upon the completion of the offering if all shares offered by such selling stockholder are sold. Any or all of the shares listed below under the heading "Shares to be Sold" may be offered for sale by or on behalf of the selling stockholder.

                                  Shares                        Shares
                                  Beneficially                  Beneficially
                                  Owned Prior to     Shares     Owned After
                                  the Offering       Which      the Offering
                                 -----------------   May be    -----------------
Selling Stockholders              Number   Percent   Offered    Number   Percent
-----------------------------    --------- -------  ---------  --------- -------
Albert Auer                          5,000    *         5,000      5,000    *
BD Advisor Corp. (7)               400,000   2.3%     400,000    400,000   2.3%
Brighton Capital, Ltd              340,607   1.9%     340,607    340,607   1.9%
Corbett Water Technologies         389,557   2.2%     100,000    389,557   2.2%
Excelsior Group I (7)              400,000   2.3%     400,000    400,000   2.3%
Leonard Florence                   300,000   1.7%     200,000    300,000   1.7%
Douglas Gass                        10,000    *        10,000     10,000    *
Glenn Michael Financial             75,000    *        75,000     75,000    *
Anthony J. Kirincic                 54,000    *        54,000     54,000    *
Kirlin Holding Corp.                72,000    *        72,000     72,000    *
Kirlin Securities                   14,355    *        14,355     14,355    *
Donald Lefari                       10,000    *        10,000     10,000    *
Limestone Capital Corp. (7)        200,000   1.1%     200,000    200,000   1.1%
David Lindner                       54,000    *        54,000     54,000    *
Mastodon Ventures                  100,000    *       100,000    100,000    *
Pat Paolini                          5,000    *         5,000      5,000    *
Harold Paul (1)(6)                 180,000   1.0%     130,000    180,000   1.0%
Gary Robinson                      100,000    *       100,000    100,000    *
Sky Capital                        150,000    *       150,000    150,000    *
Somerset Financial Group           105,645    *       105,645    105,645    *
Somerset Financial Partners        100,000    *       100,000    100,000    *
STG, Inc.                          150,000    *       150,000    150,000    *
Nick Thompson                       30,000    *        30,000     30,000    *
Douglas Toth                       180,000   1.0%     180,000    180,000   1.0%
TNT                                 20,000    *        20,000     20,000    *
Richard Vitello                    206,000   1.2%     100,000    206,000   1.2%
James & Joan Barton (1)             80,000    *        80,000     80,000    *
Glenn Bergenfield (1) (5)          374,500   2.1%     150,000    374,500   2.1%
Alan & Marie Brenner (1)            40,000    *        40,000     40,000    *
William & Cathe DiTuro (1)(5)      337,500   1.9%     160,000    337,500   1.9%
Ronald & Susan Farrell (1)          80,000    *        80,000     80,000    *
Raymond & Catherine
  Fernandez(1)                      80,000    *        80,000     80,000    *
Tom Genco (1)                      200,000   1.1%     200,000    200,000   1.1%
Steven Hitchcock (1)                80,000    *        80,000     80,000    *
Joseph & Nancy Jaffe (1)            40,000    *        40,000     40,000    *
Alton Jones (1)                    300,000   1.7%     300,000    300,000   1.7%
Dennis Schneider (1)                80,000    *        80,000     80,000    *
Kathleen A. Ashcroft (2)            20,000    *        20,000     20,000    *
Thomas J. Fucili (2)                26,666    *        26,666     26,666    *
Dennis Josifovich (2)               26,666    *        26,666     26,666    *
Mountain Extremes (2)               33,334    *        33,334     33,334    *
Brendon Myers (2)                   20,000    *        20,000     20,000    *
James Noonan (2)                    20,000    *        20,000     20,000    *
Providence Investment
  Mgmt Grp (2)                     800,000   4.6%     800,000    800,000   4.6%
James Solakian (2)                  63,334    *        63,334     63,334    *
Alpha, AG (3)                      566,666   3.2%     566,666    566,666   3.2%
Ellis International (3)            439,998   2.5%     439,998    439,998   2.5%
Everspring (3)                      66,666    *        66,666     66,666    *
Gamma Opportunity
  Capital Partners, LP (3)          66,666    *        66,666     66,666    *
Joseph Giamanco, Sr. (3)           200,000   1.1%     200,000    200,000   1.1%
Michael Hamblet (3)                260,000   1.5%     260,000    260,000   1.5%
JAS Securities, LLC (3)            201,334   1.2%     201,334    201,334   1.2%
Michael Lauria (3)                  20,000    *        20,000     20,000    *

Michael Maloney (3)                 20,000    *        20,000     20,000    *
OTAPE Investments LLC (3)          536,000   3.1%     536,000    536,000   3.1%
Platinum Partners Value
  Arbitrage Fund LP (3)            666,666   3.8%     666,666    666,666   3.8%
Anthony J. Spatacco, Jr. (3)        34,000    *        34,000     34,000    *
TCMP3 Partners L.P. (3)            201,400   1.2%     201,400    201,400   1.2%
Truk Opportunity Fund, LLC(3)       60,000    *        60,000     60,000    *
WEC Partners (3)                    66,666    *        66,666     66,666    *
A & M Composites
  Corporation (4)                      714    *           714        714    *
Arizona Valve &
  Fitting Co. (4)                      232    *           232        232    *
Case Sandblasting, Inc. (4)            110    *           110        110    *
Chemical Injection
  Technology, Inc. (4)                 777    *           777        777    *
Don Craver (4)                       9,974    *         9,974      9,974    *
Dale Foster Co. (4)                    257    *           257        257    *
Electric Supply, Inc.(4)             1,383    *         1,383      1,383    *
Filtemp Sales, Inc. (4)                396    *           396        396    *
Grand Canyon Pump & Supply (4)         506    *           506        506    *
Ionics Pure Solutions, Inc.(4)         128    *           128        128    *
J. K. Williams Co. (4)                  49    *            49         49    *
King Lee Chemical Co. (4)              387    *           387        387    *
Lambertson Industries, Inc.(4)         166    *           166        166    *
Monterry Pass Road Building(4)      13,849    *        13,849     13,849    *
Morrison & Hecker LLP (4)              719    *           719        719    *
Norgren (4)                            209    *           209        209    *
Pacific RO Products (4)              2,063    *         2,063      2,063    *
Radio Engineering
  Industries, Inc. (4)              11,662    *        11,662     11,662    *
Reilly Harris Sales, Inc. (4)        2,770    *         2,770      2,770    *
Ryan Herco Products Corp. (4)        1,299    *         1,299      1,299    *
Shelco Filters (4)                     470    *           470        470    *
Spaulding Composites Co. (4)           446    *           446        446    *
Sta-Rite Industries, Inc. (4)        2,156    *         2,156      2,156    *
Sunstate Equipment Co. (4)             182    *           182        182    *
Swift Systems, Inc. (4)              1,166    *         1,166      1,166    *
Time Master Trading, Inc. (4)        1,738    *         1,738      1,738    *
Tranter Phe, Inc. (4)                  299    *           299        299    *
UltraViolet Systems (4)                186    *           186        186    *
Valley Commercial Landscape(4)         263    *           263        263    *
Watson Williams Freight
  Agency, Inc. (4)                     423    *           423        423    *
Wendland Manufacturing Corp.(4)        358    *           358        358    *
                                 ---------          ---------  ---------
                                 9,814,563          8,867,006  9,814,563
____________________________

(1) In connection with a private placement in March 2003, each purchaser was issued a warrant to purchase shares of common stock equal to the number of preferred shares purchased in the private placement.
(2) In connection with a private placement in May 2003, each purchaser was issued a warrant to purchase shares of common stock equal to the number of preferred shares purchased in the private placement.
(3) In connection with a private placement in September 2003, each purchaser was issued a warrant to purchase shares of common stock equal to the number of common shares purchased in the private placement.
(4) In connection with the acquisition of Water Science Technologies, Inc. in March 2002, the selling stockholder agreed to accept shares of common stock of the Company as payment for the outstanding obligation.
(5)  Director of the Company since inception.
(6) Owns 50,000 common shares, 50,000 common stock purchase warrants and as a purchaser in the March, 2003 private placement, owns 40,000 series A preferred shares and 40,000 common stock purchase warrants.
(7) The selling stockholder has agreed to lockup 50% of its shares until August 6, 2004 and the remaining 50% until August 6, 2005.

                         PLAN OF DISTRIBUTION

      We are registering shares of our common stock on behalf of the selling stockholders. As used in this prospectus, "selling stockholders" includes donees and pledgees selling shares received from a named selling stockholder after the date of this prospectus. We will pay for all costs, expenses and fees in connection with the registration of the shares. The selling stockholders will pay for all selling discounts and commissions, if any. The selling stockholders may offer and sell their shares from time to time in one or more of the following types of transactions (including block transactions):

     .   on the American Stock Exchange,
     .   in privately negotiated transactions,
     .   through put or call options  transactions  relating
         to the shares,
     .   through short sales of shares, or
     .   a combination of such methods of sale.

      The selling stockholders may sell their shares at prevailing market prices, or at privately negotiated prices. Such transactions may or may not involve brokers or dealers. To the Company's knowledge, the selling stockholders have not entered into any agreements, understanding or arrangements with any underwriters or broker-dealers regarding the sale of their shares, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

     The selling stockholders may offer and sell their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares.

      We have agreed to indemnify certain selling stockholders against
certain   liabilities,  including  liabilities   arising   under   the
Securities Act.

      Selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided they meet the criteria and conform to the requirements of such rule.


                     DESCRIPTION OF CAPITAL STOCK

General
-------

     Our authorized capital stock consists of 50 million shares of capital stock, par value $0.001 per share. Currently 40 million of such shares of capital stock are classified as Common Stock and 10 million are classified as Preferred Stock. On October 3, 2003, 10,429,255 shares of our common stock were outstanding and held by 123 stockholders of record and the Company believes approximately 700 holders in the float. Our Restated Certificate of Incorporation authorizes the Board to classify any of the unissued shares of authorized Preferred Stock into one or more different classes or series of Preferred Stock which may be issued from time to time with such distinctive designations, rights and preferences as may be determined by the Board. We may issue Preferred Stock for possible future financings of acquisitions or for general corporate purposes without any legal requirement that further stockholder authorization for such issuance be obtained. The issuance of Preferred Stock could have the effect of making an attempt to gain control of us more difficult by means of a merger, tender offer, proxy contest or otherwise. Preferred Stock, if issued, could have a preference on dividend payments which could affect our ability to make dividend distributions to the holders of our Common Stock.

Common Stock
------------

     Dividends. Holders of our Common Stock will be entitled to dividends declared and payable at such times and in such amounts as the Board will from time to time determine out of funds legally available therefore. The rights of holders of our Common Stock to receive dividends will be subject and subordinate to the rights of any future holders of Preferred Stock as may be authorized by us.

     Liquidation. Upon our liquidation, dissolution or winding up (either voluntary or involuntary), after payment of liabilities, any future holders of classes of our Preferred Stock or other senior stock, as may be authorized by us, will be entitled to receive the payment of all liquidation and other preference amounts; the holders of our Common Stock will be entitled to receive our remaining assets available for distribution to our stockholders pro rata according to the number of shares held. The following shall not constitute a liquidation, dissolution or winding up for the foregoing purposes:

     . our consolidation or merger with or into another corporation;
     . a merger of any other corporation with or into us or
     . the sale of all or substantially all of our property or business (other than in connection with a winding up of our business).

     Voting. Each holder of our Common Stock is entitled to one vote for each share held of record on each matter submitted to vote of holders of our Common Stock.

     Other Rights. There are no preemptive or other subscription conversion, redemption or sinking fund rights or provisions with respect to shares of our Common Stock. We hold annual stockholder meetings, and special meetings may be called by the President or Secretary or holders of at least 20% of the total voting power of all outstanding share of our capital stock then entitled to vote or a majority of the Board. Our Restated Certificate of Incorporation may be amended in accordance with the Delaware General Corporation Law, subject to certain limitations set forth therein.

Outstanding Options and Warrants
--------------------------------

     As of record date, up to 6,339,638 shares of Common Stock are issuable pursuant to outstanding options and warrants as follows:

     . 481,000 shares of Common Stock are issuable, in connection with outstanding options, at a weighted average exercise price of $0.90; and

     .    5,833,638 shares of  Common Stock are issuable, in
          connection   with   outstanding   warrants,  at  a
          weighted average exercise price of $2.55.

Series A Preferred Stock
------------------------

     Our Board has designated 1,870,000 shares of our preferred stock as Series A Preferred Stock, 1,185,000 shares of which were issued to private placement investors in April and May, 2003.

     Dividends.   The  series  A  preferred  stock  will  pay  a  cash
dividend,  payable quarterly, at the rate of 8% per annum.   Dividends
will cumulate if not paid.

     Liquidation Preference. The series A preferred stock will have priority over common stock in the event of liquidation equal to its stated value, plus accrued and unpaid dividends.

     Voluntary Conversion. Each share of the series A preferred stock will be convertible, at the option of the holder, into one share of common stock (subject to standard adjustments for stock splits and dividends).

     Mandatory Conversion. Each share of the series A preferred stock automatically converts into common stock if (i) the closing price of the common stock is at least $1.89 per share (subject to standard adjustments for stocks, splits and dividends) for 20 consecutive trading days and (ii) either (a) at least one year has passed since the issuance of the preferred stock or (b) a registration statement registering the resale of the common stock issuable upon conversion has been declared effective by the SEC and the related prospectus remains current.

     Voting.   Holders of the series A preferred stock will  not  have
voting rights until their shares are converted into common stock, except as required by Delaware Law.

     Seniority.   We  may  establish other series of  preferred  stock
senior to or parri passu with the series A preferred stock.

Delaware   Law   and  Certain  Charter  and  By-Law   Provisions   and
----------------------------------------------------------------------
Antitakeover Effects
--------------------

      Delaware Law. We are subject to Section 203 of the Delaware General Corporation Law, which prevents an "interested stockholder" (defined in Section 203, generally, as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" with a publicly held Delaware corporation for three years following the date such person became an interested stockholder, unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (subject to certain exceptions); or (iii) following the transaction in which that person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by affirmative vote of the holders of 66% of the outstanding voting stock of the corporation not owned by the interested stockholder. A "business combination" includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the interested stockholder. The provisions of Section 203 could have the effect of delaying, deferring or preventing a change of control.

       Certificate of Incorporation and Bylaws. Our restated certificate of incorporation provides for the division of the board of directors into three classes with staggered three-year terms. These provisions result in an increase in the time required for stockholders to change the composition of the board, and consequently may impede a change of control.

Transfer Agent, Warrant Agent and Registrar
-------------------------------------------

     The transfer agent and registrar for our common stock is U. S. Stock Transfer & Trust Corp., Glendale, California.


                             LEGAL MATTERS

     The validity of the common stock offered with this prospectus has been passed upon for AquaCell Technologies, Inc. by Harold W. Paul, LLC, Westport, Connecticut.


                                EXPERTS

     Our consolidated financial statements as of June 30, 2003 and for each of the two fiscal years in the period ended June 30, 2003, which are incorporated by reference herein from our Annual Report on Form 10-KSB for the year ended June 30, 2003 have been audited by Wolinetz, Lafazan & Company, PC, independent auditors, as stated in their report, which is also incorporated by reference herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

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                          [AquaCell Technologies, Inc.]
                                  Company Logo





                                  Common Stock
                                  ------------





                               P R O S P E C T U S







                             ________________ , 2003




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                                 PART II

                 INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

      The expenses expected to be incurred in connection with the issuance and distribution of the securities being registered, other than underwriting compensation, are as set forth below. Except for the registration fee payable to the Securities and Exchange Commission, all such expenses are estimated:

Securities and Exchange Commission registration fee        $     1,831
Printing and engraving expenses                                  2,000
Legal fees and expenses                                         20,000
Miscellaneous (Est.)                                             1,169
                                                           -----------
            Total                                          $    25,000


Item 15.  Indemnification of Directors and Officers.

      Our Restated Certificate of Incorporation obligates us to indemnify our directors and officers and to pay or reimburse expenses for such individuals, in advance of the final disposition of a proceeding, to the maximum extent permitted from time to time by the Delaware General Corporation Law. With respect to our directors and officers, the Delaware General Corporation Law permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by us or in the right of us) by reason of the fact that the person is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, the person had no reasonable cause to believe the conduct was unlawful. The Delaware General Corporation Law also permits us to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by us or in the right of us to procure a judgment in our favor by reason of the fact that the person is or was a director, officer, employee or agent of ours, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to our best interests and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person is adjudged to be liable to us unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the Court of Chancery or such other court deems proper.

      As  authorized  by  the Delaware General  Corporation  Law,  our
Restated Certificate of Incorporation provides that none of our directors will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director's duty of loyalty to us or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision is to eliminate our rights and our stockholders' rights (through stockholders' derivative suits on our behalf) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (iv) above. This provision does not limit or eliminate our rights or the rights of any stockholder to seek nonmonetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Restated Certificate of Incorporation provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted for directors, officers and controlling persons of AquaCell pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.


Item 16.   Exhibits.

     See Exhibit Index.


Item 17.   Undertakings.

     The undersigned Registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of the prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs 1(a) and 1(b) do not apply if the Registration Statement is on Form S-3 or S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to Item 15 of this registration statement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                               SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Rancho Cucamonga, State of California on October 21, 2003.

                                   AQUACELL TECHNOLOGIES, INC.


                                   By: /s/ James C. Witham
                                      -------------------------------
                                   Name:   James C. Witham
                                   Title:  Chief Executive Officer


     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on October 21, 2003.

     Signatures          Title                                  Date
     ----------          -----                                  ----

/s/ James C. Witham      Chairman of the Board of Directors     October 21, 2003
----------------------   and Chief Executive Officer
    James C. Witham      (Principal Executive Officer)


/s/ Karen B. Laustsen    Director and President                 October 21, 2003
----------------------
    Karen B. Laustsen


/s/ Gary S. Wolff        Director and Chief Financial Officer   October 21, 2003
----------------------   (and Principal Accounting Officer)
    Gary S. Wolff


/s/ Glenn Bergenfield    Director                               October 21, 2003
----------------------
    Glenn Bergenfield


/s/ Dr. William DiTuro   Director                               October 21, 2003
----------------------
    Dr. William DiTuro

                           INDEX TO EXHIBITS


Exhibits
--------

 5.1 Opinion of Harold W. Paul, LLC on the validity of the common stock registered hereby

10.1  Form of Subscription Agreement I

10.2  Form of Warrant dated April 1, 2003

10.3  Form of Subscription Agreement II

10.4  Form of Warrant dated May 9, 2003

10.5  Form of Subscription Agreement III

10.6  Form of Warrant dated September 10, 2003

10.7  Stock Purchase Agreement*

23.1 Consent of Harold W. Paul, LLC (included in the opinion delivered under Exhibit 5.1)

23.2  Consent of Wolinetz, Lafazan & Company, PC
____________________

* Incorporated by reference from Form 8-K filed on April 3, 2002.